Exhibit 100

NICE Tackles a Wide Array of Hot Topics for Emergency Communications
Forward Thinkers in Upcoming Webinar Series

Paramus, N.J. – February 25, 2016 – NICE Systems (NASDAQ: NICE) has announced a new webinar series designed to keep emergency communications directors and staff members abreast of the latest technological advancements and their impact on emergency communications. Delivered by public safety industry experts and progressive emergency communications professionals, these webinars will offer real-world insights, experiences, and best practices to help 911 centers effectively implement new technologies.

Roger Hixson, Technical Issues Director for NENA, and Rod Guy, Vice President of Strategy and Business Development for NICE Public Safety will kick off the series on Tuesday, March 1, 2016 at 1 p.m. ET with “What really happened? Reconstructing incidents in a multi-channel, multimedia world.” Though most 911 centers aren’t dealing with an influx of multimedia communications yet, they must still prepare for the future. This means being able to capture, manage, and synchronize communications – from traditional voice calls to multimedia such as text, photos, and video – and put that information in proper context to fully understand incidents and evaluate the decisions and actions of telecommunicators. Register now to learn how multimedia incident reconstruction can deliver a deeper understanding of incidents that will reduce mistakes and complaints, improve service, and strengthen community support.

The second webinar in the series, “NG Quality Assurance: From Manual and Opportunistic to Automated, Consistent and Continuous,” will address how an automated quality assurance program can improve emergency communications centers’ service quality and reduce legal exposure by ensuring call takers and dispatchers follow policies and procedures when interacting with citizens and first responders. This session will take place on Wednesday, April 6, 2016 at 11 a.m. ET.

All webinar attendees will receive a complimentary webinar eBook.

“Emergency communications center directors and their staffs are under constant pressure to meet the daily demands of managing a 911 operation, so finding time to keep up with technology trends is challenging,” said Roger Hixson, Technical Issues Director for NENA. “This educational webinar series and associated eBook will provide information they need while enabling them to consume it at their convenience.”

For more information on these and future webinars please visit here, or follow NICE on Twitter, Facebook, or LinkedIn.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud, and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.